                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K

                                   (MARK ONE)
     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 (NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            FOR THE TRANSITION PERIOD FROM_________ TO _____________


                          COMMISSION FILE NUMBER 1-8514

  A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT
                           OF THE ISSUER NAMED BELOW:

                   M-I L.L.C. PROFIT SHARING AND SAVINGS PLAN
                                 P.O. BOX 42842
                             HOUSTON, TX 77242-2842

  B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS
                       OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            SMITH INTERNATIONAL, INC.
                               16740 HARDY STREET
                              HOUSTON, TEXAS 77032

The following financial statements and exhibits are filed as a part of this annual report:



                                                                                                                 Page
                                                                                                             ------------
         (a)  Index to Financial Statements and Supplementary  Information:

                       Report of Independent Public Accountants...........................................         4

                       Statements of Net Assets Available for Plan
                       Benefits at December 31, 1999 and 1998.............................................         5

                       Statement of Changes in Net Assets Available for
                       Plan Benefits for the Year Ended December 31, 1999  ...............................         6

                       Notes to Financial Statements......................................................         7

                       Supplementary Information:

                       Schedule I - Assets Held for Investment Purposes...................................        12

         (b)  Exhibits:

         23.1   -       Consent of Independent Public Accountants.........................................        15

M-I L.L.C. PROFIT SHARING AND SAVINGS PLAN

Financial Statements
As of December 31, 1999
Together With Auditors' Report

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Administrative Committee of M-I L.L.C. Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the M-I L.L.C. Profit Sharing and Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the supplemental schedule referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 (Schedule I) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP



Houston, Texas
June 21, 2000

                   M-I L.L.C. PROFIT SHARING AND SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1999 and 1998


                                                            1999            1998
                                                            ----            ----
ASSETS:
   Cash, non-interest bearing                           $         --    $     51,011
                                                        ------------    ------------
   Investments, at fair value
     Registered investment companies                      87,480,328      78,154,094
     Common/collective trust                              14,955,905      12,256,382
     Smith International, Inc. common stock                7,515,884       6,072,225
     Loans to participants                                 4,722,553       4,873,121
                                                        ------------    ------------
                                  Total investments      114,674,670     101,355,822
                                                        ------------    ------------
   Receivables-
     Company contributions                                   866,042         298,296
     Participant contributions                               266,601         357,682
     Other                                                    14,053         126,860
                                                        ------------    ------------
                                Total receivables
                                                           1,146,696         782,838
                                                        ------------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $115,821,366    $102,189,671
                                                        ============    ============



   The accompanying notes are an integral part of these financial statements.

                   M-I L.L.C. PROFIT SHARING AND SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999


NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1998                   $102,189,671

ADDITIONS:
 Income-
   Interest income                                                               1,145,258
   Dividend income                                                               6,799,418
   Net appreciation in fair value of common stock                                5,731,568
   Net appreciation in fair value of registered investment companies             2,792,539
                                                                              ------------
                                   Total income                                 16,468,783
                                                                              ------------
    Contributions-
      Company, net of forfeitures                                                3,291,298
      Participants                                                               6,169,131
      Rollovers                                                                    719,800
                                                                              ------------
                                   Total contributions                          10,180,229
                                                                              ------------
                                   Total additions                              26,649,012
                                                                              ------------
 DEDUCTIONS:
    Benefits paid to participants                                               12,986,003
    Administrative expenses
                                                                                    31,314
                                                                              ------------
                                   Total deductions                             13,017,317
                                                                              ------------

 NET ADDITIONS TO NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                                                               13,631,695
                                                                              ------------

 NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1999                  $115,821,366
                                                                              ============



    The accompanying notes are an integral part of this financial statement.

                   M-I L.L.C. PROFIT SHARING AND SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS



1.  SUMMARY OF SIGNIFICANT PLAN PROVISIONS:

The following description of the M-I L.L.C. Profit Sharing and Savings Plan (the "Plan"), formerly known as the M-I Drilling Fluids L.L.C. Profit Sharing and Savings Plan, provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

General

The Plan is a defined contribution plan of M-I L.L.C. (the "Company"). During 1998, Smith International, Inc. ("Smith") obtained 100 percent ownership in the Company. In July 1999, Smith transferred a 40 percent interest in the Company to Schlumberger Limited. The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is available to all employees who meet certain eligibility requirements.

Administration and Trustee

The Company is the plan administrator and sponsor of the Plan, as defined under ERISA. The Plan's operations are monitored by an administrative committee ("the Administrative Committee") which is comprised of participants of the Plan. Vanguard Fiduciary Trust Company ("Vanguard" or the "Trustee") is the trustee of all investments held by the Plan.

Eligibility

Persons employed by the Company within the United States, citizens of the United States employed abroad who are not covered by a collective bargaining agreement, and employees covered by a collective bargaining agreement which provides for participation in the Plan are eligible to participate. An employee may participate in the Plan on the first day of the first month following the date of hire. There is no minimum age requirement under the Plan.

Compensation

Compensation, as defined in the Plan, includes the cash compensation that is paid by the Company to the participants during the Plan year for services performed and is included in the employee's gross income under the Internal Revenue Code of 1986, as amended, (the "Code"), including regular or base salary, wages, commissions, overtime, bonuses, nondeferred incentive awards and foreign service allowance, as such compensation items are reported on the employee's Form W-2 for the calendar year. Compensation shall exclude benefits paid or credited under the Plan or any other deferred compensation plan maintained by the Company.

Contributions

Participants may elect to contribute voluntarily, in 1/2 percent increments, from 1/2 percent to 12 percent of their compensation (except, for participants whose annual compensation, as defined by the Plan, exceeds $54,000, the elective contribution is from 1/2 percent to 10 percent), subject to a maximum amount of $10,000 during 1999 under Section 402(g) of the Code.

At its discretion, the Company may provide contributions to the Plan for each participant equal to 3 percent of the participant's compensation during the Plan year (the "Basic Contribution"). The Company may also provide a 100 percent matching contribution of the first 1 1/2 percent of a participant's voluntary contribution (the "Matching Contribution"). For 1999, the Company made a Basic Contribution equal to 3 percent of the participant's compensation during the Plan year and a Matching Contribution equal to 100 percent of the first 1 1/2 percent of a participants' voluntary contribution.

In addition, with respect to each Plan year, the Company may contribute to the Plan (from the Company's net income or any accumulated earnings and profits) profit-sharing contributions (the "Profit-Sharing Contribution") in such amounts, if any, as determined by the Company and approved and ratified by the Company's board of directors. For 1999, the Company made a Profit Sharing Contribution equal to one percent of the participant's compensation during the Plan year, not to exceed the participant's contribution amount.

Vesting

Participants are immediately vested in their contributions and the net earnings thereon. Participants will vest annually in the Company's contributions in 20 percent increments commencing with their first year of service. Participants, or their beneficiaries, as appropriate, may also become fully vested in the Company's contributions in the event of the participant's death, termination of employment by reason of total or permanent disability or retirement from the Company upon reaching the normal retirement age of 65.

The Plan has certain provisions, which provide for service credit for vesting and eligibility purposes for all employees who directly transfer employment between Smith and the Company.

Investment Options

At December 31, 1999 and 1998, the Plan's investments are held in a trust fund administered by Vanguard Fiduciary Trust Company.

Participants have the option of investing their contributions and the Company's Basic, Matching and Profit-Sharing Contributions among one or all of the seven registered investment companies and a common/collective trust offered by the Vanguard Group of Investment Companies (the "Vanguard Funds") and the common stock of Smith International, Inc.

Payment of Benefits

A participant may elect to receive benefit payments by any one of the several methods provided by the Plan upon termination of service or retirement.

The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by the Company. Such distributions are limited to the vested amount then credited to such participant's account.

Loans

Participants may borrow from their accounts no more than once annually, subject to terms specified by the Company. Participants may not take out loans that, in the aggregate, exceed $50,000 or 50 percent of the member's vested interest in his or her account. These loans bear annual rates of interest commensurate with the prevailing interest rate charged on similar commercial loans had the loan been made under similar circumstances by a lending institution.

Forfeitures

In the event that a participant terminates employment with the Company, the participant's vested balances are distributed with a participant's election or if the participant has an account balance less than $5,000. Forfeitures are applied first to reinstate the participant's previously forfeited amounts when the participant is re-employed by the Company within five years. Any remaining forfeitures are used to reduce subsequent employer contributions or offset Plan expenses. Net assets available for plan benefits as of December 31, 1999 and 1998, include forfeited amounts of $93,451 and $311,628, respectively, which are invested in the VMMR Prime Portfolio Fund. Forfeitures of $31,314 were used to offset all plan expenses in 1999. Forfeitures of $967,981 were used to reduce employer contributions in 1999.

Administrative Expenses

The Plan is responsible for its administrative expenses. However, in 1999, the Company elected to pay administrative expenses from the forfeitures of the Plan. In the future, the Company may elect to discontinue paying such expenses.

Termination of the Plan

The Company presently intends to continue the Plan indefinitely. However, the Company reserves the right to discontinue the Plan at any time and for any reason. In the event of termination, partial termination or discontinuance of contributions under the Plan, participants will be credited with a fully vested interest in their respective Company contributions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

Plan investments are stated at fair value, as determined by the Trustee primarily by reference to published market data, except for the Vanguard Retirement Savings Trust which is stated at contract value.

The Vanguard Retirement Savings Trust is a common/collective trust investing primarily in guaranteed investment contracts ("GICS"). The GICS are fully benefit responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. The effective yield of the collective trust fund was 5.49 percent for the year ended December 31, 1999.

Investment Income

Net appreciation or depreciation in fair value of registered investment companies and net appreciation or depreciation in fair value of common stock in the Statement of Changes in Net Assets Available for Plan Benefits includes the realized gains or losses on the sale of investments and unrealized appreciation or depreciation in the fair value of investments.

Participant Account Valuation

The Plan provides that each fund's income shall be allocated daily to the individual participant in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions from the account on a daily basis.

Adoption of SOP 99-3

The Plan has adopted the AICPA Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. During 1999, the Plan adopted SOP 99-3, and as such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3.  FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on September 11, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common stock, registered investment companies, and a common/collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

5.  PARTY-IN-INTEREST TRANSACTIONS:

The Plan invests in shares of common stock of Smith. As Smith is the parent company of the sponsor, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of registered investment companies and a common/collective trust fund managed by Vanguard. As Vanguard is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.

6.  INVESTMENTS:

Individual investments which exceed five percent of net assets available for Plan benefits as of December 31, are as follows:

                                                   1999            1998
                                                   ----            ----
    Vanguard Wellington Fund                    $40,721,352     $44,425,622
    Vanguard PRIMECAP Fund                       16,514,452       8,412,323
    Vanguard Retirement Savings Trust            14,955,905      12,256,382
    Vanguard Windsor Fund                        10,588,516      10,975,908
    Vanguard Index 500 Portfolio Fund            10,154,427       6,664,307
    Smith International, Inc. Common Stock        7,515,884       6,072,225
    VMMR Prime Portfolio Fund                     5,971,759       4,190,277


7.  SUBSEQUENT EVENT:

Effective January 1, 2000, the Plan was amended to allow participants to contribute voluntarily up to 15 percent of their compensation, subject to certain limitations.

                                                                      Schedule I

                   M-I L.L.C. PROFIT SHARING AND SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1999

                                                                                           Number of Shares
                                                                                                  or
          Identity of Issue                         Description of Investment              Principal Amount   Cost     Current Value
          -----------------                         -------------------------              ----------------   ----     -------------
*Vanguard Group of Investment Companies             VMMR Prime Portfolio Fund                   5,971,759      (a)       $5,971,759

*Vanguard Group of Investment Companies             Vanguard PRIMECAP Fund                        266,062      (a)       16,514,452

*Vanguard Group of Investment Companies             Vanguard Wellington Fund                    1,456,415      (a)       40,721,352

*Vanguard Group of Investment Companies             International Growth Portfolio Fund            90,786      (a)        2,041,783

*Smith International, Inc.                          Smith International, Inc.                     151,263      (a)        7,515,884
                                                    Common Stock

*Vanguard Group of Investment Companies             Vanguard Windsor Fund                         697,991      (a)       10,588,516

*Vanguard Group of Investment Companies             Long-Term Corporate Bond Fund                 183,482      (a)        1,488,039

*Vanguard Group of Investment Companies             Vanguard Index 500 Portfolio Fund              75,035      (a)       10,154,427

*Vanguard Group of Investment Companies             Vanguard Retirement Savings Trust          14,955,905      (a)       14,955,905

*Smith International, Inc                           Loans Receivable from Participants         $4,722,553      (a)        4,722,553
     401 (k) Retirement Plan                        (Highest and lowest interest rates
                                                    are 10.05% and 5.83%)                                              ------------

                                                    Total assets held for investment purposes                          $114,674,670
                                                                                                                       ============

* Identified as a party
in interest

(a)  Cost omitted for participant - directed investments.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: June 26, 2000



                               M-I L.L.C. PROFIT SHARING AND SAVINGS PLAN

                               By:  Administrative Committee for the
                                    M-I L.L.C. Profit Sharing and Savings Plan

                               By:  /s/ Geri D. Wilde

                                       Geri D. Wilde
                                       Assistant Treasurer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------

 23.1               Consent of Independent Public Accountants